SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                    (Amendment No. 3 - Final Amendment)


                            Applica Incorporated
                 (formerly Windmere-Durable Holdings, Inc.)
                              (Name of Issuer)


                   Common Stock, Par Value $.10 Per Share
                       (Title of Class of Securities)


                                 03815A106
                               (CUSIP Number)


                             December 31, 2001
          (Date of Event Which Requires Filing of this Statement)
------------------------------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                This Final Amendment to Schedule 13G is being filed pursuant to Rule 13d-2 under Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1(a).      Name of Issuer:

         Applica Incorporated (formerly Windmere-Durable Holdings, Inc.) ("Applica")

Item 1(b).      Address of Issuer's Principal Executive Offices:

         5980 Miami Lakes Drive
         Miami Lakes, Florida  33014

Item 2(a).      Names of Persons Filing:

                This Schedule 13G is being jointly filed by Walter Scheuer, Ruth Dundas (formerly Ruth Scheuer), Susan Scheuer, Judith Scheuer and Joseph Mellicker, Hopewell Partners, a New York limited partnership ("Hopewell"), Wayne S. Reisner, Dr. Mark Halpern, The Blue Ridge Foundation, Inc., a charitable foundation ("Blue Ridge"), Lone Rock Foundation, Inc., a charitable foundation ("Lone Rock"), the Sterling Capital Corporation Pension Plan, the Walter Scheuer Pension Plan and on behalf of certain trusts (the "Trusts"), as set forth on Exhibit A hereto (collectively referred to herein as the "Reporting Persons"), with respect to shares of common stock, par value $.10 per share, of Applica ("Applica Common Stock") which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

         The principal business address of each of the Reporting Persons is:

         c/o Walter Scheuer
         635 Madison Avenue
         New York, New York 10022

Item 2(c).      Citizenship:

                Each of the individual Reporting Persons is a citizen of the United States. Hopewell, Blue Ridge, Lone Rock, the Sterling Capital Corporation Pension Plan, the Walter Scheuer Pension Plan and all of the Trusts were organized in the United States.

Item 2(d).      Title of Class of Securities:

         Common Stock, par value $.10 per share

Item 2(e).      CUSIP Number:

         03815A106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                Not applicable.

                If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.         Ownership.

                The Reporting Persons, in the aggregate, own less than 5% of Applica Common Stock and are no longer required to file on
         Schedule 13G with respect to Applica Common Stock.

                This Schedule 13G is being filed in fulfillment of the Reporting Persons' obligations under Setion 13G of the Exchange Act and the rules promulgated thereunder.

Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of Securities, check the following. |X|

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                Not applicable.



                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 4, 2002

                                            /s/ Walter Scheuer
                                            ----------------------------------
                                            Walter Scheuer (1)(2)

                                            /s/ Wayne S. Reisner
                                            ----------------------------------
                                            Wayne S. Reisner (3)

                                            /s/ Marge Scheuer
                                            ----------------------------------
                                            Marge Scheuer (4)

                                            /s/ Judith Scheuer
                                            ----------------------------------
                                            Judith Scheuer (5)

                                            /s/ Walter Scheuer
                                            ----------------------------------
                                            Hopewell Partners
                                            by Walter Scheuer,
                                            General Partner

                                            /s/ Ruth Dundas
                                            ----------------------------------
                                            Ruth Dundas

                                            /s/ Susan Scheuer
                                            ----------------------------------
                                            Susan Scheuer (6)





--------------
(1)  Individually, and as Trustee for the following Trusts:
         Trust for the Benefit of Jeffrey Scheuer dated 6-10-54
         Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
         Trust for the Benefit of Jeffrey Scheuer dated 5-19-61
         Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84 Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88 Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90 Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92 The 1993 David Scheuer Charitable Remainder Trust
         The 1993 Jeffrey Scheuer Charitable Remainder Trust
         The 1993 Susan Scheuer Charitable Remainder Trust
         The 1993 Judith Scheuer Charitable Remainder Trust
         Trust for the Benefit of Susan Scheuer dated 12-30-60
         Trust for the Benefit of Judith Scheuer dated 12-17-59
         Trust for the Benefit of Marcelle P. Halpern
         Trust for the Benefit of Madi Hodbey Brailsford

(2)  As attorney-in-fact for:
         Marge Scheuer
         Judith Scheuer
         Dr. Halpern
         As President of The Blue Ridge Foundation, Inc.

(3)  As a Trustee for the following Trusts and Plans:
         The Walter Scheuer 1993 Charitable Remainder Trust
         Trust for the Benefit of Walter Scheuer dated 6-1-26
         Sterling Capital Corporation Pension Plan
         Walter Scheuer Pension Plan

(4)  As Trustee for the Scheuer Grandchildren Trust

(5)  Individually, and as Trustee for the following Trusts:
         Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95 The 1998 Rachel Mellicker 2503(c) Trust
         The 1998 Noah Lipnick 2503(c) Trust

(6)  Individually, and as President of the Lone Rock Foundation, Inc.




                                  EXHIBITS


Exhibit    Description                                                Page No.
-------    -----------                                                --------

A          Identification of Certain Trusts                               7

B          Statement With Respect to Joint Filing of Schedule 13G         9




                                                                  EXHIBIT A


                      IDENTIFICATION OF CERTAIN TRUSTS


Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
         Walter Scheuer, Marge P. Scheuer, Jeffrey Scheuer and
         Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Jeffrey Scheuer dated 6-10-54
         Walter Scheuer, Marge P. Scheuer, Jeffrey Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New
         York 10022

Trust for the Benefit of Jeffrey Scheuer dated 5-19-61
         Walter Scheuer, Marge P. Scheuer and Jeffrey Scheuer, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Susan Scheuer dated 12-30-60
         Walter Scheuer, Marge P. Scheuer, Susan Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Judith Scheuer dated 12-17-59
         Walter Scheuer, Marge P. Scheuer, Judith Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84
         Walter Scheuer, Jeffrey Scheuer, Ruth Dundas and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88
         Walter Scheuer, Jeffrey Scheuer, Ruth Dundas and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90
         Walter Scheuer, Susan Scheuer, Jonathan Lipnick and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92
         Walter Scheuer, Susan Scheuer, Jonathan Lipnick and Wayne Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022.

The 1993 Walter Scheuer Charitable Remainder Trust
         Marge Scheuer and Wayne S. Reisner, Trustees c/o Marge Scheuer, 635 Madison Avenue, New York, New York 10022

The 1993 David Scheuer Charitable Remainder Trust
         Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

The 1993 Jeffrey Scheuer Charitable Remainder Trust
         Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

The 1993 Susan Scheuer Charitable Remainder Trust
         Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

The 1993 Judith Scheuer Charitable Remainder Trust
         Walter Scheuer and Wayne S. Reisner, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Marcelle P. Halpern
         Walter Scheuer, Trustee, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95
         Joseph Mellicker and Judith Scheuer, Trustees c/o Judith Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Walter Scheuer dated 6-1-26
         Wayne Reisner, Trustee, c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

Trust for the Benefit of Madi Hodbey Brailsford
         Walter Scheuer, Trustee, 635 Madison Avenue, New York, New York 10022

Scheuer Grandchildren Trust
         Marge P. Scheuer, Trustee c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

The 1998 Rachel Mellicker 2503(c) Trust
         Judith Scheuer and Joseph Mellicker, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022

The 1998 Noah Lipnick 2503(c) Trust
         Judith Scheuer and Joseph Mellicker, Trustees c/o Walter Scheuer, 635 Madison Avenue, New York, New York 10022



                                                                  EXHIBIT B

            JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


         This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by
Section 13(d) of the Exchange Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, par value $.10 per share, of Applica Incorporated, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 4th day of April, 2002.

                                            /s/ Walter Scheuer
                                            ----------------------------------
                                            Walter Scheuer (1)(2)

                                            /s/ Wayne S. Reisner
                                            ----------------------------------
                                            Wayne S. Reisner (3)

                                            /s/ Marge Scheuer
                                            ----------------------------------
                                            Marge Scheuer (4)

                                            /s/ Judith Scheuer
                                            ----------------------------------
                                            Judith Scheuer (5)

                                            /s/ Walter Scheuer
                                            ----------------------------------
                                            Hopewell Partners
                                            by Walter Scheuer,
                                            General Partner

                                            /s/ Ruth Dundas
                                            ----------------------------------
                                            Ruth Dundas

                                            /s/ Susan Scheuer
                                            ----------------------------------
                                            Susan Scheuer (6)




--------------

(1)  Individually, and as Trustee for the following Trusts:
         Trust for the Benefit of Jeffrey Scheuer dated 6-10-54
         Trust for the Benefit of Jeffrey Scheuer dated 5-18-54
         Trust for the Benefit of Jeffrey Scheuer dated 5-19-61
         Trust for the Benefit of Winifred Rose Scheuer dated 12-20-84 Trust for the Benefit of Jeremy Dundas Scheuer dated 4-20-88 Trust for the Benefit of Daniella Eve Lipnick dated 10-9-90 Trust for the Benefit of Abigail Rose Lipnick dated 4-13-92 The 1993 David Scheuer Charitable Remainder Trust
         The 1993 Jeffrey Scheuer Charitable Remainder Trust
         The 1993 Susan Scheuer Charitable Remainder Trust
         The 1993 Judith Scheuer Charitable Remainder Trust
         Trust for the Benefit of Susan Scheuer dated 12-30-60
         Trust for the Benefit of Judith Scheuer dated 12-17-59
         Trust for the Benefit of Marcelle P. Halpern
         Trust for the Benefit of Madi Hodbey Brailsford

(2)  As attorney-in-fact for:
         Marge Scheuer
         Judith Scheuer
         Dr. Halpern
         As President of The Blue Ridge Foundation, Inc.

(3)  As a Trustee for the following Trusts and Pension Plans:
         The Walter Scheuer 1993 Charitable Remainder Trust
         Trust for the Benefit of Walter Scheuer dated 6-1-26
         Sterling Capital Corporation Pension Plan
         Walter Scheuer Pension Plan

(4)  As Trustee for the Scheuer Grandchildren Trust

(5)  Individually, and as Trustee for the following Trusts:
         Trust for the Benefit of Samuel Henry Mellicker dated 12-28-95 The 1998 Rachel Mellicker 2503(c) Trust
         The 1998 Noah Lipnick 2503(c) Trust

(6)  Individually, and as President of the Lone Rock Foundation, Inc.